SEC Mail Processing Section
MAR 01 2018
Washington DC
415

SE

18005368

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53517

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Singer Xenos Securities, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 S. Douglas Road, Suite 900
(No. and Street)

Coral Gables	FL	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Blvd., Ste 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, Marc Harris Singer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Singer Xenos Securities, Corp., as of December, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARIA D BIRDWELL
Notary Public - State of Florida
Commission # GG 077102
My Comm. Expires Jun 18, 2021
Bonded through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Singer Xenos Securities Corp.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2017

Contents

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Singer Xenos Securities Corporation

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Singer Xenos Securities Corporation as of December 31, 2017, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of Singer Xenos Securities Corporation as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Singer Xenos Securities Corporation's management. My responsibility is to express an opinion on Singer Xenos Securities Corporation's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Singer Xenos Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The financial statement has been subjected to audit procedures performed in conjunction with the audit of Singer Xenos Securities Corporation's financial statements. The supplemental information is the responsibility of Singer Xenos Securities Corporation's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the financial statement is fairly stated, in all material respects, in relation to the financial statements as a whole.

Joseph Yafeh, CPA

I have served as Singer Xenos Securities Corporation's auditor since 2007.
Los Angeles, California
February 27, 2018

Singer Xenos Securities Corp.
Statement of Financial Condition
December 31, 2017

Assets

Cash - checking	$ 40,002
Commission receivable	214,116
Total Assets	$254,118

Liabilities and Shareholder's Equity

Liabilities

Commissions payable	$ 5,278
Total Liabilities	$ 5,278
Shareholder's Equity	
Common stock -authorized, issued and outstanding	
10 shares without value per share	$ 10
Paid-in capital	24,990
Retained earnings	223,840
Total Shareholder's Equity	248,840
Total Liabilities and Shareholder's Equity	$254,118

See Accompanying Notes to Financial Statements

Singer Xenos Securities Corp.
Statement of Income
For the Year Ended December 31, 2017

Revenues	
Commissions	$ 1,052,828
Total Revenues	1,052,828
Expenses	
Commissions	93,963
Overhead	24,000
Professional Fees	7,438
Regulatory Fees	3,010
Total Expenses	128,411
Income Before Income Tax	924,417
Income Tax	0
Net Income	$ 924,417

See Accompanying Notes to Financial Statements

Singer Xenos Securities Corp.
Statement of Changed in Shareholder's Equity
For the Year Ended December 31, 2017

	Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2016	10	$ 10	$24,990	$ 142,423	$ 167,423
Distributions				(843,000)	(843,000)
Net Income – Year Ended December 31, 2017				924,417	924,417
Balance, December 31, 2017	10	$ 10	$ 24,990	$ 223,840	$ 248,840

See Accompanying Notes to Financial Statements

Singer Xenos Securities Corp.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2017

Operating Activities	
Net income	$ 924,417
Commission receivable	(24,453)
Commissions payable	(56,575)
Cash provided from operating activities	843,389
Cash flow from investing activities:	--
Cash flow from financing activities:	
Distributions	(843,000)
Increase in cash	389
Cash: Beginning of year	39,613
Cash: End of the Year	$ 40,002
Supplemental cash flow information:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 0

See Accompanying Notes to Financial Statements

Singer Xenos Securities Corp.
Notes to Financial Statements
December 31, 2017

Note 1 – Organization and Nature of Business

Singer Xenos Securities Corp. (the Company) has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of December 20, 2001. The Company was incorporated August 8, 2001 in the State of Florida.

Note 2 -- Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer, including:

- Mutual fund retailer
- Broker or dealer selling variable life insurance or annuities

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Based upon the income reported, the commissions earned from the sale of mutual funds and investment company shares represent the major portion of the business.

Revenue Recognition - Commission Revenue represents commissions earned from the sales of variable insurance products which are recorded on the trade date and trail commissions which are determined based upon a percentage of assets under management, payment of which is generally received on a quarterly basis. The expense related to commissions is recognized on the same basis as revenue and is included in Commission expense.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2014 to the present, generally for three years after they are filed.

Depreciation – Depreciation is calculated on the accelerated method over estimated economic lives. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are carried at cost.

Note 2 -- Significant Accounting Policies (continues)

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

Fair Value Measurements on a Recurring Basis
As of December 31, 2017

Assets	Level 1	Level 2	Level 3
Cash and Securities	$40,002	$ 0	$ 0

Note 4 – Related Party

The Company's president is the majority shareholder of the broker dealer and is active in two related companies:

1) Singer Xenos, Inc., dba Singer Xenos Schechter Sosler Wealth Management, a SEC Registered Investment Advisor – 53% ownership; and

2) Physicians Investment Advisors, Inc. ("PIA"), an insurance general agent – 49%.

All operating expenses are paid by the above companies. The Company has an expense sharing agreement with PIA. The Company paid PIA $24,000 in 2017 for such expenses.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $39,390 which was $34,390 more than its required net capital of $5,000. The Company's percentage of aggregate indebtedness, $5,278 to net capital was 13%.

Note 6 – Income Taxes

The Company files it income tax as an "S" corporation whereby income and losses pass directly through to its sole shareholder. The State of Florida does not have any franchise tax. Consequently, there are no taxes on the Company's profit.

Note 7 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k) (1) provides an exemption from the SEC's so-called "customer protection rule" for firms that conduct business on a fully disclosed basis and do not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Note 8 – SIPC Supplementary Report Requirement

The Company has a certification of exclusion from membership with SIPC.

Note 9 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2017 through February 27, 2018, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Singer Xenos Securities Corp.
Schedule I - Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2017

Computation of Net Capital

Total shareholder's equity from statement of financial condition	$248,840
Non allowable assets	
Commission receivable	(209,450)
Net Capital	$ 39,390

Computation of Net Capital Requirements

Minimum net capital required 6-2/3 of total liabilities	$ 352
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 34,390
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 38,862

Computation of Aggregate Indebtedness

Total liabilities	$ 5,278
Percentage of aggregate indebtedness to net capital	13%

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4):

Net capital – unaudited	$ 39,389
Rounding	1
Net capital – audited	$ 39,390

See Accompanying Notes to Financial Statements

Singer Xenos Securities Corp.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2017

A computation of reserve requirement is not applicable to Singer Xenos Securities Corp. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

See independent auditor's report.

Singer Xenos Securities Corp.
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2017

Information relating to possession or control requirements is not applicable to Singer Xenos Securities Corp. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

See independent auditor's report.

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EXEMPTION REPORT REVIEW

To the Board of Directors and Shareholders
of Singer Xenos Securities Corp.

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) Singer Xenos Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Singer Xenos Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) Singer Xenos Securities Corp. stated that Singer Xenos Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Singer Xenos Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Singer Xenos Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Yafeh, CPA

Los Angeles, California
February 27, 2018

Singer Xenos Securities, Corp.
800 S. Douglas Rd., Ste 900
Coral Gables, FL. 33134

Exemption Request Form

February 22, 2018

Joseph Yafeh, CPA
11300 W. Olympic Blvd, Suite 875
Los Angeles, CA 90064

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(1), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Singer Xenos Securities, Corp.met the Section 240.15c3-3 (k)(1) exemption for the period January 1, 2017 through December 31, 2017.

Sincerely,

Marc Singer
Digitally signed by Marc Singer
Date: 2018.02.23 01:52:01
-05'00'

Marc H. Singer, President
Singer Xenos Securities, Corp.